Capstead Mortgage Corporation

8401 North Central Expressway, Suite 800

Dallas, Texas 75225-4410

July 30, 2010

SUBMITTED VIA EDGAR AND FEDERAL EXPRESS

Linda VanDoorn

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Capstead Mortgage Corporation Form 10-K for the Fiscal Year Ended December 31, 2009 Filed February 26, 2010
Proxy Statement on Schedule 14A Filed March 17, 2010 File No. 001-08896

Dear Ms. VanDoorn:

Capstead Mortgage Corporation (the “Company”) received the staff’s comment letter dated July 2, 2010 with respect to the reports referenced above and our attorney, Muriel C. McFarling with Andrews Kurth LLP, responded to such letter on our behalf on July 19, 2010. In connection with such correspondence, I acknowledge, on behalf of the Company, that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any further information related to your review, please contact me at (214) 874-2380 or Muriel McFarling at (214) 659-4461.

Sincerely, /s/ PHILLIP A. REINSCH Phillip A. Reinsch Executive Vice President and Chief Financial Officer

cc:	Muriel C. McFarling